Mail Stop 4561

January 10, 2008

VIA USMAIL and FAX (816) 472 - 5794

Mr. Mark A. Peterson
Vice President and Chief Financial Officer
Entertainment Properties Trust
30 W. Pershing Road, Suite 201
Kansas City, Missouri 64108

> **Re:**   **Entertainment Properties Trust**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 2/28/2007**
> **File No. 001-13561**

Dear Mr. Mark A. Peterson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant